SPL
Innovate·Adapt·Excel



03029209

FILE NO.
82-34708

August 8, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 AUG 12 AM 7:21

Re: SPL WorldGroup B.V. / File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following document represents additional material being submitted in respect of the Company's File No. 82-34708:

- Press Release titled: "Causey CIS/CRM Report Again Shows SPL Leadership/ Report's Assessment of Market Trends Also Affirms SPL's Corporate Strategy", dated August 7, 2003.

By providing the foregoing information, the Company is not admitting that such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

Very truly yours,

Richard V. Zolezzi
Senior Vice President and
General Counsel

dlw 8/12

RVZ:alk
encl/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(15th subm) 8-08-03fdx.com

SPL WORLDGROUP B.V.
75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-974-8965 FAX: 415-974-8966 www.splwg.com



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News : Press Releases



Causey CIS/CRM Report Again Shows SPL Leadership

Report's Assessment of Market Trends Also Affirms SPL's Corporate Strategy

Morristown, NJ, August 7, 2003 — The latest CIS/CRM report from industry analyst Warren B. Causey, Ltd shows SPL WorldGroup as the largest current[1] provider of customer systems to investor-owned utilities (IOUs) in the U.S.

The Causey survey of U.S. utilities shows SPL with a 10.7 percent market share among IOUs, as measured by the number of utility customers served. The report gauges SPL's share of the municipal marketplace at 11 percent.

The report also identifies major U.S. market trends—"an assessment that is very similar to SPL's," says Dave Mulit, SPL's General Manager for the Americas. "In essence, the report's trend analysis helps explain SPL's outstanding marketplace positioning."

SPL's Positioning and Causey Trends

Components
The Causey report indicates, for example, that large utilities "are building out their customer-care capabilities with discrete software additions" (p. 31).

"We've seen that trend among our customers," says Mulit. "In fact, SPL has already successfully implemented two of our discrete components—the rating engine and credit & collections—in the U.S.

"We have additional customers—including TXU and PSE&G," Mulit continues, "who have implemented a package of customer care and billing services for commercial and industrial customers. Sometimes the C&I package is a prelude to a full system implementation; others use it as a discrete system component.

Integration
Integration is also a key to the future, according to the Causey report (Chapter 2).

"The need for integration plays to our strength," Mulit comments. "Our use of industry standards means we can integrate into and interface with virtually any system out there. We also offer pre-packaged integration for even faster implementation.

Utility Size
The Causey report sees "international and small utilities a[s] the primary viable markets for CIS vendors for the next couple of years" (p. 32).

Mulit points out that "SPL is already a global company, with customers and offices on six continents."

Additionally, he says, "while our successes at large utilities tend to get the most media attention, we actually have more customers in the mid-tier and smaller-utility markets. Within North America, for instance, our customer base includes 27 municipally owned utilities, many of them quite small. In fact, our smallest customer—Washington County, Maryland—serves fewer than 6,000 customers.

"And we value them all," he adds.

Practical CRM
When the Causey report takes up the issue of CIS vs. CRM (p. 13), it points out that "there aren't a lot of differences" between the two.

"We agree," says Mulit. "In fact, we've been using the term Practical CRM to describe a number of CRM functions that our customers address with SPL products—call-center support and interfaces, specialized handling of niche customers, sales and marketing tasks, customer self-service, and many more."

Stability
Because the market has been slow for the past two years and may be slow for the next several, the Causey report spends some time discussing vendor stability—the Number One issue for IOUs when they select a new system (p. 22).

"Stability is a real SPL strength," says Mulit. "We've been in the software business for more than three decades. We have money in the bank. And we have a number of different revenue streams from around the world.

"What's more," he continues, "we own the products sold through joint marketing agreements. That means that if a partner chose to exit the business, we could continue to provide service, maintenance, and upgrades to affected customers without missing a beat.

"In short," he concludes, "our customers know they can count on us.

Technology

Mulit also sees SPL's assessment of the importance of technology reflected in the Causey report (pp. 22-23).

"Last fall," he says, "SPL undertook surveys of our own and competitors' customers to help us better grasp the marketplace. While the sample was by no means 'scientific,' we found that 63 percent of SPL's customers said technology excellence is the most important criterion in system selection. Only 31 percent of our competitors' customers saw technology as Number One.

"So when the report indicates that technology is the most important issue for municipals and co-ops selecting a system, and that it's the Number Two issue for IOUs," Mulit concludes, "I feel more than confident about our ability to compete. Customers look at our product and know it's the best."

The Warren B. Causey, Ltd. CIS/CRM Report, Fourth Edition—2003, is available from Warren B. Causey, Ltd. (www.wbcausey.com), a utility information company in Dallas, GA.

[1]Customer/1—a system popular in the Nineties but no longer sold or supported by its vendor, Andersen (now Accenture)—continues in place at a number of IOUs and currently serves 14.3 percent of the market. Almost 40 percent of IOUs still have highly customized systems developed in-hous